

信和置業有限公司
Sino Land Company Limited

Our Ref.: SLC-EI/FC-2005/CS-0914

RECEIVED
2005 JUL 26 P 12:

4 July 2005





The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. I



05009951

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

Dear Sirs,

SUPPL

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of the Company's press announcement published in the South China Morning Post today regarding the re-designation of Mr. Ronald Joseph Arculli from an Independent Non-executive Director to a Non-executive Director and cessation as Audit Committee Member.

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Fanny Cheng
Deputy Company Secretary

PROCESSED
JUL 28 2005
THOMSON FINANCIAL

Encl.

c.c. The Bank of New York (Hong Kong)
Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\FC\Appointment of Steven Ong (Resignation of RJA)\Letter-ADR



Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

RE-DESIGNATION OF DIRECTOR

The board of directors ("Board") of Sino Land Company Limited ("Company") announces that with effect from 1st July 2005, Mr. Ronald Joseph Arculli, GBS, OBE, JP, an Independent Non-executive Director and a member of the Audit Committee of the Company, has been re-designated as a Non-executive Director and ceased to be a member of the Audit Committee.

Mr. Arculli, aged 66, has been a Director of the Company since 1981. He is also a Director of Tsim Sha Tsui Properties Limited and Sino Hotels (Holdings) Limited. Mr. Arculli is the Chairman and a Steward of The Hong Kong Jockey Club. He is a practising solicitor and has served on the Legislative Council from 1988 to 2000. He is also the Chairman of The International Awards Association of The Duke of Edinburgh's Award International Foundation and a board member of The Hong Kong Mortgage Corporation Limited. He has a distinguished record of public service on numerous government committees and advisory bodies. Mr. Arculli is also an Independent Non-executive Director of Hang Lung Properties Limited and SCMP Group Limited, and a Non-executive Director of Hongkong Electric Holdings Ltd., Hutchison Harbour Ring Limited and HKR International Limited.

Save as disclosed herein, Mr. Arculli does not have any other relationship with any Directors, senior management or substantial or controlling shareholders of the Company. As at the date hereof, Mr. Arculli is interested in 1,044,095 shares of the Company. The director's service contract of Mr. Arculli with the Company is for a period of three years from 1st July 2005 subject to retirement by rotation and re-election in accordance with the articles of association of the Company. For the financial year ended 30th June 2004, Mr. Arculli received a director's fee of HK$60,000 and a fee of HK$120,000 for acting as a member of the Audit Committee. Annual director's fee payable to Mr. Arculli by the Company will be fixed by the Board pursuant to the authority granted by the shareholders at the annual general meeting.

By Order of the Board
Robert Ng Chee Siong
Chairman

Hong Kong, 4th July 2005

As at the date of this announcement, the Executive Directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning and the Non-executive Director is Mr. Ronald Joseph Arculli.